Exhibit 99.1

BUUU Group Limited Enters Non-Binding Memorandum of Understanding to Explore Acquisition of PINK 308 LLC; Setting the Foundation for AI Short Drama and IP-Centric Digital Entertainment

Hong Kong – May 4, 2026 – BUUU Group Limited (NASDAQ: BUUU) (“BUUU” or the “Company”), a provider of meetings, incentives, conferences and exhibitions (“MICE”) solutions based in Hong Kong, today announced that it has entered into a non-binding Memorandum of Understanding (“MOU”) with the owners of PINK 308 LLC (“PINK 308”) to explore a potential acquisition of PINK 308 (the “Proposed Transaction”).

About PINK 308 LLC

PINK 308 LLC is being established as a holding company for a consolidated portfolio of film, in-production film, and screenplay/script assets . Completion of the Proposed Transaction is subject to, among other conditions, the transfer of all film libraries, in-production projects, and screenplays into PINK 308 LLC, free and clear of any encumbrances, prior to BUUU’s acquisition of PINK 308 LLC.

A Strategic Leap into the AI-Powered Content Era

If consummated, the Proposed Transaction would represent a transformative milestone for BUUU. By bringing the feature films, in-production projects, and screenplay assets to be contributed to PINK 308 together with BUUU’s established expertise in visual technology, stage aesthetics, and event production, the Company would, for the first time, hold a foundation of long-form content rights from which to build toward a next-generation digital content platform. A key element of this strategy is the planned expansion into AI-driven short-form drama (“AI Short Drama”) and other digital interactive content formats — a segment that has been reshaping global entertainment and that the Company believes presents a meaningful long-term opportunity.

Subject to due diligence and post-acquisition planning, the Company intends to evaluate the application of artificial intelligence tools to adapt and repurpose long-form library content into AI Short Drama formats suited for streaming and social platforms.

“Through this proposed acquisition, we intend to expand BUUU’s platform from event services into intellectual property ownership and digital content,” said Mr. Wai Kwong Poon, Chief Executive Officer of BUUU Group Limited. “The film library would give us a foundation from which to explore the application of AI tools to short-form digital content, an area we believe represents a meaningful long-term opportunity.”

Transaction Objectives and Potential Synergies

Under the MOU, BUUU intends to conduct comprehensive financial, legal, and operational due diligence. If completed, the transaction is expected to:

●	Transition to an IP-Centric Model: Add intellectual property ownership and the potential for licensing revenue streams to BUUU’s existing event management and stage production business, providing a complementary revenue stream alongside its established service operations.

●	Harness AI Innovation: Apply artificial intelligence tools to adapt long-form library assets into short-form digital content for streaming and social platforms, a workstream the Company intends to pilot following completion of the Proposed Transaction and subject to due diligence and the relevant capability build.

●	Global Content Monetization: Subject to verification through due diligence, leverage that PINK 308 and its associated content library may have with international distributors, sales agents, and streaming platforms to expand the Company’s audience reach globally.

The Company believes that the combination of its existing technical infrastructure with PINK 308’s IP and content development activities may, over time, support a differentiated position in the digital entertainment market, and provide the Company with a competitive advantage, subject to successful completion of the Proposed Transaction and the execution of post-acquisition plans.

The MOU is non-binding and does not constitute a definitive agreement. Consummation of the Proposed Transaction remains subject to, among other things, the satisfactory completion of financial, legal, tax, and operational due diligence; the negotiation and execution of definitive transaction documentation; receipt of all required corporate, shareholder, and regulatory approvals (including any approvals required under the Nasdaq Listing Rules); and other customary closing conditions. The commercial terms of the Proposed Transaction, including consideration, structure, and timing, remain subject to further due diligence, negotiation, and finalization between the parties. There can be no assurance that the Proposed Transaction will be completed on the terms contemplated by the MOU, or at all.

About BUUU Group Limited

BUUU Group Limited (Nasdaq: BUUU) is a provider of event management and stage production services based in Hong Kong. Through its subsidiaries, including BU Creation Limited and BU Workshop Limited, the Company offers comprehensive MICE solutions to a diverse client base that includes public institutions, marketing and public relations firms, real estate corporations, and established brands. For additional information, please visit https://buuugroup.com/

Safe Harbor Statement and Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These forward-looking statements include, without limitation, the Company’s statements regarding: the Proposed Transaction with PINK 308, including the likelihood of, and timing for, completion thereof; the commercial terms of the Proposed Transaction, including consideration, structure, and timing, which remain subject to further due diligence, negotiation, and finalization between the parties; the transfer of all film libraries, in-production projects, and screenplays into PINK 308 LLC and the transfer of the related intellectual property assets prior to closing; the Company’s strategic intentions, including potential expansion into intellectual property ownership, digital content production, AI-enabled production workflows, and AI-driven short-form drama (the “AI Short Drama”); anticipated synergies, cost savings, or efficiencies; and the Company’s future business operations, financial position, and prospects. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “explore,” “evaluate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to: the failure to negotiate or execute definitive transaction documentation on terms consistent with the MOU, or at all; the failure to obtain required corporate, shareholder, or regulatory approvals (including under the Nasdaq Listing Rules); adverse findings in due diligence; the failure of all film libraries, in-production projects, and screenplays to be transferred into PINK 308 LLC prior to completion of the Proposed Transaction; the Company’s ability to integrate and operate an acquired business in a sector in which it has limited operating history; risks related to the development, commercialization, and protection of intellectual property; risks related to the deployment of artificial intelligence technologies, including third-party dependencies, content moderation, copyright, and platform compliance risks; financing, dilution, and capital structure risks; market acceptance of short-form digital content, including AI Short Drama; competition; and other factors discussed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2025 and in subsequent filings furnished or filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by law.

Investor Relations Contact:

ir@buuugroup.com